UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015 and for the year ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and Plan Administrators of the
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan

We have audited the accompanying statements of net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Whitley Penn LLP
Dallas, Texas

June 9, 2017

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015

Investments at fair value	$557,235,465	$485,498,463
Notes receivable from participants	17,544,872	14,707,418
Total assets	574,780,337	500,205,881
Accrued administrative expenses	(19,938)	(18,758)
Net assets available for benefits	$574,760,399	$500,187,123

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Additions to net assets available for benefits:

Net appreciation in fair value of investments	$36,684,950
Employer contributions	32,641,833
Participants' contributions	27,420,742
Interest and dividend income	15,224,409
Rollovers	1,615,202
Other additions	42,139
Total additions	113,629,275

Deductions from net assets available for benefits:

Distributions to participants	38,723,978
Administrative expenses	332,021
Total deductions	39,055,999
Net increase in net assets available for benefits	74,573,276
Net assets available for benefits, beginning of year	500,187,123
Net assets available for benefits, end of year	$574,760,399

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1.    Description of Plan
The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. A more complete description of the Plan is accessible to each participant and beneficiary through the website maintained for the Plan at www.vanguard.com. Access to the website is only available to each participant and beneficiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
General
The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc., a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"), and any affiliate of Pioneer Natural Resources USA, Inc. that has adopted the Plan pursuant to the terms of the Plan (collectively referred to as the "Employer"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire. A temporary employee is eligible to participate in the Plan upon the earlier of (1) the first day of the Plan year after the employee completes one year of eligibility service (which is the period of twelve consecutive months commencing on the employee's employment date or any Plan year commencing after the employee's employment date, during which the employee completes at least 1,000 hours of service) or (2) the date that is six months after the employee completes one year of eligibility service, unless the employee has separated from service before that time. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee"). The Plan is administered by the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator").
Contributions
Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit per the Code. Additionally, participants may elect to make after-tax contributions to the Plan. Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. A participant's combined pre-tax, Roth and after-tax contributions to the Plan cannot exceed 80 percent of the participant's basic compensation per pay period or the applicable legal limit. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."
In general, matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions"), except for certain union employees of the Company. With regard to these employees, the Plan provides that members of the Glass, Molders, Pottery, Plastics & Allied Workers' International Union - Local Union Number 164 (the "Millwood Union") receive a matching contribution equal to 50 percent of the first six percent of pre-tax contributions and pre-tax contributions designated as Roth contributions.
The Plan also provides for the automatic enrollment of certain employees. The automatic enrollment applies to employees who (1) became eligible for participation in the Plan on February 1, 2012 or later, (2) were previously eligible for participation in the Plan but never filed an affirmative election not to participate and (3) are not members of certain unions. These employees will be automatically enrolled in the Plan at a contribution rate of three percent of the employee's pre-tax basic compensation unless the employee opts out of participation or makes an alternative election within 30 days of the date the employee is eligible. Additionally, the contribution rate for an employee who has been automatically enrolled in the Plan will increase by one percentage point each Plan year up to a maximum deferral rate of five percent. All contributions are subject to certain limitations of the Code.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Participant Accounts and Investment Options
Participants' accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant Contributions and Matching Contributions. Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds. The benefit to which a participant is entitled is the benefit that can be realized from the participant's vested account.
See Note 3 for additional information regarding investment risks and uncertainties.
Vesting
Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants who are not members of a union vest in twenty-five percent of their Matching Contributions and earnings thereon for each full year of completed service to the Company over a four-year period that begins with the participant's date of hire. The Plan also provides that participants who are members of the Millwood Union vest in 33 percent of their Matching Contribution and earnings thereon for service completed in years one and three and 34 percent of their Matching Contribution in year two of the period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested. The plan provides for full and immediate vesting in any employer-derived benefits accrued under the Plan for certain employees who are involuntarily terminated in connection with the sale of certain assets and the closing or restructuring of certain offices, pursuant to plan amendments.
Payments of Benefits
A participant may receive a distribution of the vested amount credited to the participant's accounts under the Plan upon one of the following events:

•	retirement (which means separation from employment on or after the participant's 65th birthday),

•	permanent disability,

•	death, or

•	other separation from employment.
Vested balances greater than $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, subject to participant consent, payments will begin no later than 60 days after the end of the Plan year in which the participant becomes entitled to a distribution. However, the law requires that distributions must begin no later than April 1 of the calendar year following the calendar year in which a participant reaches age 70½ or, if later, when the participant retires. Distributions of the participant's vested portion of the account can be in the form of a single distribution. Further, the vested portion of a retired, disabled or deceased participant also can be in the form of monthly, quarterly or annual installment distributions over a period of two or more years, but no longer than one of the following periods (as selected by the participant or the designated beneficiary): for a retired or disable participant, (i) the participant's life, (ii) the lives of the participant and his or her designated beneficiary, (iii) a period not extending beyond the participant's life expectancy, or (iv) a period not extending beyond the joint life and last survivor expectancy of the participant and his or her designated beneficiary, and for a deceased participant, (i) the life of the participant's designated beneficiary or (ii) a period not extending beyond the life expectancy of the designated beneficiary. Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.
Vested balances less than or equal to $5,000. If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible. If the total value of the vested portion of the participant's accounts is greater than $1,000 but less than or equal to $5,000 (not including amounts in the participant's rollover account, if any), and a distribution is required to be made to a participant prior to attainment of age 65, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan.
In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.
In-Service Withdrawals
A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified non-elective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's vested account balances (excluding balances in certain predecessor plan accounts that contain employer matching contributions). In addition, certain withdrawals may be made by (i) a participant who is a reservist or national guardsman called to active duty for a period in excess of 179 days or for an indefinite period of time after September 11, 2001 and (ii) a participant who is performing qualified military service for more than 30 days and who is receiving differential wage payments from the Employer.
Participant Loans
Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants' accounts. Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. When the loan is repaid, both principal and interest are deposited into the participant's account. Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant, which is not to exceed a period of 15 years. A participant may not have more than two participant loans outstanding at any time, one of which may be a principal residence loan. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.
Forfeitures
The unvested portion of a participant's account is forfeited to the Plan upon termination of employment, with the exception of certain employees who are involuntarily terminated in connection with the sale of certain assets and the closing or restructuring of certain offices, pursuant to plan amendments. Such employees become immediately vested in any employer-derived benefits accrued under the plan upon their termination. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its Matching Contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America ("GAAP").
Distributions of Benefits
Distributions of benefits to participants are recorded when paid.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Investment Valuation
The Plan's investments presented in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015 are stated at fair value as reported by the Trustee.
Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. Vanguard Retirement Savings Trust III ("VRSTIII") invests in fully benefit-responsive investment contracts, including traditional contracts, wrapper contracts re-bid to determine the replacement cost and underlying bond instruments valued by the Trustee. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The values of VRSTIII as of December 31, 2016 and 2015 were $49,484,039 and $24,124,321, respectively.
See Note 4 for additional information about fair value.
Security Transactions and Investment Income
Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Note 3.    Investments
The Trustee holds the Plan's investments and executes all investment transactions. The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, 2016, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2016 and 2015. See Schedule H for additional information about individual investment values.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 4.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.

•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.
The fair value input hierarchy level into which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety. The plan records accrued administrative expenses at carrying value, which approximates fair value due to the short-term nature of these assets.
The following table presents the Plan's financial assets that are measured at fair value on a recurring basis as of December 31, 2016 and 2015, for each of the fair value hierarchy levels:

	Fair Value Measurements at December 31, 2016 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2016

Assets:
Registered investment company funds	$464,648,395	$—	$—	$464,648,395
Pioneer Natural Resources Stock Fund	43,103,031	—	—	43,103,031
Total recurring fair value measurements	$507,751,426	$—	$—	507,751,426
VRSTIII measured at net asset value (a)				49,484,039
Investments at fair value				$557,235,465

	Fair Value Measurements at December 31, 2015 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015

Assets:
Registered investment company funds	$431,269,459	$—	$—	$431,269,459
Pioneer Natural Resources Stock Fund	30,104,683	—	—	30,104,683
Total recurring fair value measurements	$461,374,142	$—	$—	461,374,142
VRSTIII measured at net asset value (a)				24,124,321
Investments at fair value				$485,498,463
_______________

(a)
Investments in VRSTIII that are measured at net asset value per share equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Registered investment company funds: The Plan's investments in registered investment company funds are valued using published market prices that represent the net asset value of shares or units held by the Plan as of December 31, 2016 and 2015. All significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Pioneer Natural Resources Stock Fund: Investments in the Company's common stock are valued at the last reported sales price on December 31, 2016 and 2015 on the exchange on which it is traded. As of December 31, 2016 and 2015, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Note 5.    Administrative Expenses
The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $332,021 for activity related to the year ended December 31, 2016, of which $96,518 were paid from the Plan's forfeiture account, $207,985 were paid from Plan assets of the participants and $27,518, representing participant loan transaction fees, were paid from Plan assets of the borrower.
Plan assets in the Plan's forfeiture account qualifying to be used to restore previously forfeited amounts to participants upon rehire by the Company, defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $734,696 and $1,589,336 as of December 31, 2016 and 2015, respectively.

Note 6.    Tax Status of the Plan
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated December 19, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code as any areas of noncompliance have been corrected in a timely manner; therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.
The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.
Note 7.    Related Party Transactions
Plan investments are in shares or units of registered investment company funds and common/collective trusts that are managed by the Trustee or for which the Trustee provides services. The Plan also invests in the common stock of the Company. Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.
Note 8.    Subsequent Events

In preparing the accompanying financial statements, management of the Company has evaluated and determined that no subsequent events or transactions require recognition or disclosure through June 8, 2017.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN
Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853
Plan Number: 001
As of December 31, 2016

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	Value
*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 506,967 shares	$53,266,977
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Saving Trust III – 49,484,039 shares	49,484,039
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 236,431 shares	48,839,562
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 670,238 units	43,103,031
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Institutional Class – 2,386,884 shares	25,420,310
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 700,123 shares	24,602,328
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 1,656,685 shares	24,402,977
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 1,143,842 shares	21,607,171
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 Fund – 754,187 shares	21,313,332
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 538,238 shares	21,023,567
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 367,272 shares	20,589,270
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 1,182,401 shares	19,332,248
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 634,719 shares	19,289,115
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 651,898 shares	19,035,409
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 622,879 shares	18,817,177
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 1,060,460 shares	18,812,555
*	Loans to participants	Interest rates range from 4.25% to 6% with various maturities	17,544,872
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2055 Fund – 323,991 shares	10,662,549
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Institutional Class – 137,264 shares	9,981,855
	American Funds	American Funds Euro Pacific Growth Fund – 201,954 shares	9,096,022
	JP Morgan	JP Morgan Disciplined Equity Institutional Class – 361,569 shares	8,540,260
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 Fund – 574,123 shares	8,330,531
	Eagle Asset Management	Eagle Small Cap Growth I – 136,738 shares	7,479,566
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 617,286 shares	6,845,705
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund – 83,962 shares	6,328,250
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Institutional Class – 482,627 shares	5,009,664
	JP Morgan	JP Morgan Small Cap Equity Fund – 78,378 shares	4,099,153
*	Vanguard Fiduciary Trust Company	Vanguard Mid-Cap Value Index Fund Admiral – 79,674 shares	4,008,390
	TCW	TCW Total Return Bond Fund I – 367,095 shares	3,626,903
*	Vanguard Fiduciary Trust Company	Vanguard REIT Index Fund Admiral – 30,473 shares	3,561,381
	Loomis Sayles	Loomis Sayles Bond Fund – 230,210 shares	3,121,643
	Franklin Templeton Investments	Templeton Global Bond Fund – 211,453 shares	2,528,975
	Oppenheimer Funds Inc.	Oppenheimer Developing Markets Fund – 78,224 shares	2,500,054
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income Fund – 188,357 shares	2,412,853
	Oppenheimer Funds Inc.	Oppenheimer International Small Co I – 62,189 shares	2,287,299
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2060 Fund – 73,791 shares	2,142,897
*	Vanguard Fiduciary Trust Company	Vanguard Small-Cap Value Index Fund Admiral – 37,077 shares	1,926,895
	T. Rowe Price	TRP New ERA Fund – 52,324 shares	1,761,212
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 Fund – 51,683 shares	1,309,644
*	Vanguard Fiduciary Trust Company	Vanguard Federal Money Market Fund – 734,696 shares	734,696
			$574,780,337
_______________

*	Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 9, 2017	By:	/s/ Todd C. Abbott
Todd Abbott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ Teresa A. Fairbrook
Teresa A. Fairbrook
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ W. Paul McDonald
W. Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ Margaret M. Montemayor
Margaret M. Montemayor
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ Thomas J. Murphy
Thomas J. Murphy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ Christopher M. Paulsen
Chris M. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 9, 2017	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Whitley Penn LLP	16
_____________
(a) Filed herewith.